Exhibit 99.1
NEWS RELEASE
BROOKFIELD PROPERTIES REPORTS
STRONG PERFORMANCE AND GROWTH IN 2007
All dollar references are in U.S. dollars unless noted otherwise.
NEW YORK, February 7, 2008 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that net income for the year ended December 31, 2007 was $240 million or $0.59 per diluted share, compared with $135 million or $0.37 per diluted share in 2006. Net income for the three months ended December 31, 2007 totaled $105 million or $0.26 per diluted share, compared to $21 million or $0.05 per diluted share during the same period in 2006.
During 2007, Brookfield Properties leased 8.8 million square feet of space at an average net rent of $30.32 per square foot, which represents a 28% improvement versus the average in-place net rent of $23.63 per square foot on expiring leases. The company’s portfolio-wide occupancy rate finished the year at 95.6%, a 50 basis point improvement over 2006.
FINANCIAL RESULTS
Net income for the year ended December 31, 2007 was $240 million, or $0.59 per diluted share, compared to $135 million, or $0.37 per diluted share in 2006. Funds from operations (“FFO”) for the year ended December 31, 2007 was $629 million or $1.57 per share, up from $443 million or $1.25 per diluted share in 2006.
For the three months ended December 31, 2007, net income was $105 million, or $0.26 per diluted share, compared to $21 million or $0.05 per diluted share during the same period in 2006. Funds from operations for the three months ended December 31, 2007 totaled $187 million or $0.47 per diluted share, up from $125 million or $0.35 per diluted share during the same period in 2006.
Commercial property net operating income for the year was $1,302 million, up from $836 million in 2006. Commercial property net operating income for the three months ended December 31, 2007 was $330 million, up from $312 million for the same period in 2006.
Residential development operations had a record year, contributing $237 million of net operating income in 2007, up from $144 million in 2006. Residential development operations contributed $80 million of net operating income in the fourth quarter of 2007, compared to $51 million in the same period of 2006.

HIGHLIGHTS OF THE FOURTH QUARTER
Acquired 49% minority interest in 53 and 75 State Street, Boston, for $477 million from RREEF, giving Brookfield Properties sole ownership of the two trophy properties, which in aggregate encompass 2.2 million square feet of Class A office space in Boston’s financial district. The two buildings currently have a combined vacancy rate of 3.5%.
Completed five financings, generating $500 million in net proceeds including Royal Centre, Vancouver for $132 million; TD Canada Trust Tower, Toronto for $200 million; RBC Dain Rauscher Tower, Minneapolis, for $80 million; and a pre-development loan on the Ninth Avenue development site, New York for $105 million.
Pre-leased the Bay Adelaide Centre development, Toronto to 65% with the signing of law firm Heenan Blaikie LLP to a 15-year, 120,000 square foot lease subsequent to the fourth quarter. The LEED Gold tower is on schedule for tenant occupancy in mid-2009.
Sold Gulf Canada Square, Calgary, for $97 million, resulting in a gain of $27 million for Brookfield Properties’ 25% interest. Brookfield Properties acquired the interest in this 1.1 million square foot building with the O&Y portfolio in 2005. In 2007, Brookfield Properties disposed of seven non-core properties totaling 3.2 million square feet, generating gains of $144 million.
Leased 3.8 million square feet of space during the fourth quarter of 2007, bringing the total amount of space leased for 2007 to 8.8 million square feet. New leases represent 44% of the total during the fourth quarter while renewals represent the remainder. Highlights include:
     New York — 1,456,000 square feet
•	A 20-year renewal with law firm Cleary Gottlieb Steen & Hamilton at One Liberty Plaza for a total of 548,000 square feet, including 100,000 square feet of expansion space

•	A 15-month renewal through 2010 with Goldman Sachs for 518,000 square feet at One New York Plaza

•	A new 15-year lease with AXA Equitable Life Insurance for 245,000 square feet at Newport Tower in Jersey City
     Houston — 998,000 square feet
•	A 12-year renewal and expansion with Devon Energy Company at Two and Three Allen Center for 732,000 square feet, including 70,000 square feet of expansion space
     Toronto — 465,000 square feet
•	An 8-year renewal with TD Bank for 191,000 square feet at TD Canada Trust Tower in Brookfield Place
     Los Angeles — 450,000 square feet
•	A 15-year lease renewal with law firm Sheppard Mullin Richter & Hampton totaling 185,000 square feet at Bank of America Plaza. The firm is an original tenant of the building, which opened in 1974

     Ottawa — 138,000 square feet
•	A 5-year expansion and renewal with the Government of Canada for 103,000 square feet at Place de Ville I
Commenced deck pre-construction on Ninth Avenue development site, New York with an anticipated June construction start. The $600 million project will create three acres of grade-level surface, upon which 5.4 million square feet of office and mixed-use density can be built. Brookfield will construct two levels of platform above active railroad tracks. The site, located in Manhattan’s West Side Redevelopment Zone, runs from 31st to 33rd Streets and from Ninth to Dyer Avenues. The platform is expected to be completed in late 2010; the first tower could be completed for tenant occupancy by 2013.
Repurchased 1.4 million common shares of the company at an average price of $20.52 during the quarter, bringing the total number of shares repurchased in 2007 to 4.5 million at an average price of $22.87. Since the inception of the company’s normal course issuer bid in 1999, Brookfield Properties has invested $417 million acquiring 36 million common shares at an average price of $11.60.
GUIDANCE
Brookfield Properties announced that full-year 2008 diluted funds from operations per share guidance prior to lease termination income, special fees and gains is in the range of $1.44 to $1.52 with a mid-point of $1.48.
The company’s 2008 guidance reflects continued growth in commercial properties returns. 2007 represented an exceptional year for Brookfield’s residential business with returns 65% higher than 2006 and 19% higher than the company’s original guidance. 2008 guidance for the residential business is based on the company’s best guess of expected volumes and margins which are less predictable than commercial properties operations. The 2008 mid-point guidance for the residential business of $178 million is 11% less than the original guidance given for 2007 and 25% less than actual results for 2007 as a result of the impact of market supply on the company’s expected lot and home sales for 2008.
The primary assumptions used for the mid-point of this guidance range are:
•	portfolio-wide average rental rates consistent with 2007;

•	commercial net operating income growth on a same property basis of approximately 5%;

•	similar margins on residential land and home sales in 2008 as experienced in 2007;

•	2008 lot sales of approximately 2,150 lots and home sales of 900 homes; and

•	an exchange rate that assumes parity with the Canadian dollar.
OUTLOOK
“An extremely active and successful fourth quarter from our commercial leasing operations highlighted a strong 2007 overall as we were able to capitalize on positive market fundamentals,” stated Ric Clark, president & CEO of Brookfield Properties. “In 2008, we will continue to focus on proactively leasing our high-quality office portfolio, advancing our development pipeline, and generating capital to take advantage of new business opportunities that may arise in the current economic environment.”
* * *

Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and funds from operations (“FFO”) on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative and income tax expenses. Brookfield Properties defines FFO as net income prior to extraordinary items, one-time transaction costs, non-cash items and depreciation and amortization. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release. The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. Net operating income and FFO are both non-GAAP measures which do not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks,” and in the company’s annual report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Dividend Declaration
The Board of Directors of Brookfield Properties declared a quarterly common share dividend of $0.14 per share payable on March 31, 2008 to shareholders of record at the close of business on March 3, 2008. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA Series F, G, H, I, J and K preferred shares were also declared payable on March 31, 2008 to shareholders of record at the close of business on March 14, 2008.
Conference Call
Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2007 fourth quarter and full-year results on Thursday, February 7, 2008 at 11:00 a.m. Eastern Time. Scheduled speakers are Ric Clark, president and chief executive officer, and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.
To participate in the conference call, please dial 800.374.0199; pass code 29902194, five minutes prior to the scheduled start of the call.
A replay of this call can be accessed through March 7, 2008 by dialing 800.642.1687, pass code 29902194. A live web cast of the call will be available at www.brookfieldproperties.com for 30 days.
Along with the earnings news release, an updated supplemental information package will be available on the company’s web site, www.brookfieldproperties.com, before the market open on February 7, 2008.
Supplemental Information
Investors, analysts and other interested parties can access Brookfield Properties’ Supplemental Information Package at www.brookfieldproperties.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.
Brookfield Properties Profile
One of North America’s largest commercial real estate companies, Brookfield Properties owns, develops and manages premier office properties. The portfolio is comprised of interests in 109 properties totaling 73 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company also holds interests in 18 million square feet of high-quality, centrally located development and redevelopment properties in its major markets. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417—7215; email: mcoley@brookfieldproperties.com.

CONSOLIDATED BALANCE SHEET

(US Millions)	December 31, 2007	December 31, 2006

Assets
Commercial properties	$15,889	$15,287
Commercial development	1,172	735
Residential development	1,228	706
Receivables and other	1,056	974
Intangible assets	759	853
Restricted cash and deposits	151	507
Cash and cash equivalents	214	188
Assets related to discontinued operations (i)	4	64

	$20,473	$19,314

Liabilities
Commercial property debt	$12,125	$11,185
Accounts payable and other liabilities	1,357	923
Intangible liabilities	834	919
Future income tax liability	600	584
Liabilities related to discontinued operations (ii)	3	36
Capital securities — corporate	1,053	1,093
Capital securities — fund subsidiaries	762	803
Non-controlling interests — fund subsidiaries	193	266
Non-controlling interests — other subsidiaries	86	67
Preferred equity — subsidiaries	382	326

Shareholders’ equity
Preferred equity — corporate	45	45
Common equity	3,033	3,067

	$20,473	$19,314

(i)	Includes $3 million of commercial properties and $1 million of other assets associated with discontinued operations at December 31, 2007 (December 31, 2006 — $61 million and $3 million, respectively).

(ii)	Includes commercial property debt of nil and $3 million of other liabilities associated with discontinued operations at December 31, 2007 (December 31, 2006 — $34 million and $2 million, respectively).

CONSOLIDATED STATEMENT OF INCOME

	Three months ended Dec. 31		Full year ended Dec. 31
(US Millions, except per share amounts)	2007	2006	2007	2006

Total revenue	$849	$689	$2,912	$1,911

Net operating income
Commercial property operations	$330	$312	$1,302	$836
Residential development operations	80	51	237	144
Interest and other	12	14	44	44

	422	377	1,583	1,024

Expenses
Interest
Commercial property debt	174	192	697	429
Capital securities — corporate	15	13	61	52
Capital securities — fund subsidiaries	(5)	(12)	(27)	(12)
General and administrative	27	23	103	67
Transaction costs	2	15	44	15
Non-controlling interests
Fund subsidiaries	(22)	(21)	(49)	(21)
Other subsidiaries	9	4	30	21
Depreciation and amortization	138	136	530	276
Future income taxes	4	6	70	92

Net income from continuing operations	$80	$21	$124	$105

Discontinued operations	25	—	116	30
Net income	$105	$21	$240	$135

Net income per share — diluted
Continuing operations	$0.19	$0.05	$0.30	$0.29
Discontinued operations	0.07	—	0.29	0.08

	$0.26	$0.05	$0.59	$0.37

Funds from operations per share — diluted
Prior to discontinued operations and property disposition gains	$0.47	$0.35	$1.55	$1.22
Discontinued operations	—	—	0.02	0.03
Property disposition gains	0.05	—	0.24	0.13

	$0.52	$0.35	$1.81	$1.38

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended Dec. 31		Full year ended Dec. 31
(US Millions)	2007	2006	2007	2006

Net income	$105	$21	$240	$135
Add (deduct) non-cash and extraordinary items:
Depreciation and amortization	138	136	530	276
Future income taxes	4	6	70	92
Transaction costs	2	15	44	15
Discontinued operations(i)	(23)	1	(107)	(21)
Non-controlling interests in above items	(39)	(54)	(148)	(54)

Funds from operations	$187	$125	$629	$443

(i)	Represents depreciation and amortization, future income taxes and gains related to discontinued operations.
FUNDS FROM OPERATIONS PER DILUTED SHARE

	Three months ended Dec. 31		Full year ended Dec. 31
(US Millions except per share amounts)	2007	2006	2007	2006

Funds from operations	$187	$125	$629	$443
Preferred share dividends	—	(1)	(3)	(3)

Funds available to common shareholders	$187	$124	$626	$440

Weighted average shares outstanding	396.7	361.7	399.2	353.0
Funds from operations per share	$0.47	$0.35	$1.57	$1.25

DISCONTINUED OPERATIONS

	Three months ended Dec. 31		Full year ended Dec. 31
(US Millions)	2007	2006	2007	2006

Property disposition gains	$28	$—	$144	$44
Revenue from properties sold	3	7	17	31
Operating expenses	(1)	(4)	(6)	(17)

	30	3	155	58
Interest expense	—	(2)	(2)	(5)

Funds from discontinued operations and gains	30	1	153	$53
Depreciation and amortization	—	(1)	(3)	(8)
Future income taxes	(5)	—	(34)	(15)

Discontinued operations	$25	$—	$116	$30

COMMERCIAL PROPERTY NET OPERATING INCOME

	Three months ended Dec. 31		Full year ended Dec. 31
(US Millions)	2007	2006	2007	2006

Revenue from continuing operations (i)	$566	$517	$2,168	$1,407
Operating expenses	(236)	(205)	(866)	(571)

Net operating income	$330	$312	$1,302	$836

(i)	Including fee income
RESIDENTIAL DEVELOPMENT NET OPERATING INCOME

	Three months ended Dec. 31		Full year ended Dec. 31
(US Millions)	2007	2006	2007	2006

Revenue	$271	$158	$700	$460
Operating expenses	(191)	(107)	(463)	(316)

Net operating income	$80	$51	$237	$144

INTEREST EXPENSE — CAPITAL SECURITIES — FUND SUBSIDIARIES

	Three months ended Dec. 31		Full year ended Dec. 31
(US Millions)	2007	2006	2007	2006

Interest on debt securities	$7	$7	$26	$7
Interest on redeemable equity interests	6	4	29	4

	13	11	55	11
Non-cash component	(18)	(23)	(82)	(23)

Total interest expense — capital securities — fund subsidiaries	$(5)	$(12)	$(27)	$(12)

NON-CONTROLLING INTERESTS — FUND SUBSIDIARIES

	Three months ended Dec. 31		Full year ended Dec. 31
(US Millions)	2007	2006	2007	2006

Non-controlling interests	$5	$1	$60	$1
Non-cash component	(27)	(22)	(109)	(22)

Total non-controlling interests — fund subsidiaries	$(22)	$(21)	$(49)	$(21)